FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                 No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                 No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Atento Offering- Suspension	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
In accordance with the provisions of article 82 of the Spanish Securities Market Act, TELEFÓNICA, S.A. (“TELEFÓNICA”) hereby discloses the following
SIGNIFICANT EVENT
In relation to the initial offering of shares of Atento Inversiones y Teleservicios, S.A. (sociedad unipersonal), the prospectus for which was officially registered with Spain’s securities market regulator, the CNMV, on 26 May 2011, Telefónica, in consensus with the Global Coordinators, has decided to suspend the offering, in light of the adverse market conditions.
Madrid, 10 June 2011.
IMPORTANT INFORMATION
This communication does not constitute an offer to sell or solicitation of offers to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such an offer, solicitation or sale is unlawful. The information contained in this Communication is being disclosed in accordance with Rule 135c under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for securities which have not been, and will not be, registered under the Securities Act or the laws of any state, and may not be offered or sold in the United States, absent registration or an exemption from registration under such laws.
The Offering is being made solely by means of, and on the basis of, the published securities prospectus (including any supplements or amendments thereto, if any) filed with the Spanish SEC for investors in Spain and the international offering memorandum for qualified institutional investors only outside of Spain. An investment decision regarding the offered securities of ATENTO should only be made on the basis of the securities prospectus and offering memorandum. This communication is directed only at persons (i) who are outside the United Kingdom, (ii) who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended), (iii) who fall within Article 49(2)(a) to (d) of the Order (high net worth companies, unincorporated associations, etc.) or (iv) such other persons to whom it may lawfully be communicated (all such persons together being referred to as “Relevant Persons”). Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. Any person who is not a Relevant Person must not act or rely on this communication or any of its contents.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: June 10th, 2011	By:	/s/ Ramiro Sánchez de Lerín García- Ovies

Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors